                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934


                            People's Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    709795108
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                Vincent A. Smyth
                                 143 Main Street
                              Huntington, NY 11743
                                 (516) 271-7500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 19, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No.   709795108                                          Page 1 of 3 Pages
----------------------                                        ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Vincent A. Smyth and Mary E. Smyth
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                              (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    309,515
 OWNED BY
   EACH               --------- ------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                309,515
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            309,515
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.56%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  1 of 3 Pages

     This Amendment No. 3 to Schedule 13D relates to the shares of common stock, $.10 par value (the "Common Stock"), of People's Bancshares, Inc. This Amendment No. 3 amends the Schedule 13D, dated September 28, 2000, as amended by the
Schedule 13D, dated December 26, 2000 and Amendment No. 2 to Schedule 13D, dated April 11, 2001 (as amended, the "Schedule 13D"), of the Reporting Persons (as defined in the Schedule 13D). Capitalized terms used in this Amendment No. 3 but not otherwise defined have the meaning ascribed to them in the Schedule 13D.

Item 4.  Purpose of the Transaction.

     Item 4 is amended by inserting the following at the end thereof:

     On April 19, 2001, Vincent A. Smyth, Thomas F. Gillen and William J. Foster, Jr. (collectively, the "Smyth Nominees"), the individuals who had been nominated by the Reporting Persons to stand for election to the Issuer's Board of Directors (the "Board of Directors"), entered into an agreement (the "Agreement") with the Issuer regarding, among other things, the election of directors of the Issuer at the Issuer's Annual Meeting of Stockholders, scheduled for June 12, 2001 (the "Annual Meeting"). The Issuer agreed that, immediately following the Annual Meeting, the Issuer will increase the size of the Board of Directors from 10 to 13 members. The Agreement further provides that, subject to the receipt of required nonobjection letters from bank regulators, the Issuer will appoint the Smyth Nominees to the Board of Directors and to the board of directors of the Issuer's principal subsidiary, People's Savings Bank of Brockton. In addition, pursuant to the terms of the Agreement, the Smyth Nominees agreed they will vote for the nominees for director selected by the Board of Directors and will vote in accordance with the recommendation of the Board of Directors with respect to each other matter that is presented to the Issuer's stockholders at the Annual Meeting.

     The Agreement is attached hereto as Exhibit C. A related General Release of Claims by the Smyth Nominees, releasing the Issuer, its principal subsidiary and their officers, directors and employees from certain claims, is attached hereto as Exhibit D. A press release of the Issuer dated April 25, 2001 relating to the execution of the Agreement is attached hereto as Exhibit E.

Item 7.  Material to be Filed as Exhibits.

C. Agreement, dated April 19, 2001, by and among People's Bancshares, Inc. and Vincent A. Smyth, William G. Foster, Jr., and Thomas F. Gillen.

D. General Release of Claims, dated April 24, 2001, executed by Vincent A. Smyth, William G. Foster, Jr., and Thomas F. Gillen.

E.   Press Release of People's Bancshares, Inc. dated April 25, 2001.


                                  2 of 3 Pages

                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2001


                                            /s/ Vincent A. Smyth
                                            ------------------------------------
                                            Vincent A. Smyth



                                            /s/ Mary E. Smyth
                                            ------------------------------------
                                            Mary E. Smyth


                                  3 of 3 Pages

                                INDEX OF EXHIBITS

Exhibit                            Description
-------                            -----------

C Agreement, dated April 19, 2001, by and among People's Bancshares, Inc. and Vincent A. Smyth, William G. Foster, Jr., and Thomas F. Gillen.

D General Release of Claims, dated April 24, 2001, executed by Vincent A. Smyth, William G. Foster, Jr., and Thomas F. Gillen.

E                   Press Release of People's Bancshares, Inc. dated April 25,
                    2001.